GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

82-3023



03022758

June 2, 2003

SUPPL

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. ~~82-4991.~~

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada StockWatch and Market News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

6/19

GOLDEN HOPE MINES LIMITED

Suite 1320
4 King Street West
Toronto, Ontario, M5H 1B6

File No. 82-4991

NEWS RELEASE

TSX Trading Symbol: YGH.V
S.E.C. Exemption: 12(g)3-2(b)

June 2, 2003

The Company wishes to announce that it has closed the private placement announced on May 5, 2003. The placement consists of 1,000,000 common shares, at a price of $0.10 per share with a share purchase warrant attached entitling the purchaser to acquire an additional 1,000,000 common shares, at a price of $0.10 per share for a two year period. The shares are subject to a hold period expiring May 4, 2004.

ON BEHALF OF THE BOARD

"Debra Chapman"

Debra Chapman
Assistant Secretary

For further information, contact Debra Chapman: 604-434-8829

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.